UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

As filed with the Securities and Exchange Commission on November 14, 2007

Registration No. 333-__________

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FUSHI INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Nevada	13-3140715
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100
(011)-86-411-8770-3333
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chris Wang
Chief Financial Officer
Fushi International, Inc.
1 Shuang Qiang Road, Jinzhou, Dalian,
People’s Republic of China 116100
(011)-86-411-8770-3333
(Name, Address and Telephone Number of Agent for Service)

Copy to:
Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th Floor,
New York, NY 10022
(212) 371 8008

Approximate date of proposed sale to the public:    At such time or times after the effective date of the registration statement as the selling security holders shall determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Co Common Stock $0.006, par value per share	2,786,000	$16.28	$45,356,080	$1,392
Common Stock $0.006, par value per shares underlying Convertible Notes	2,857,143	$16.28	$46,514,288	$1,428
Co Common Stock $0.006, par value per share underlying Warrants	100,000	$16.28	$1,628,000	$50
Total	5,743,143		$93,498,368	$2,870

(1)
Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, and in order to prevent dilution, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of a stock split, stock dividend, recapitalization or similar transaction involving the registrant’s common stock.

(2)
Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high ($16.55) and low ($16) prices of the Registrant’s common stock reported on the Nasdaq Global Market on November 7, 2007, which was within five business (5) days of the date of the filing hereof.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 The information contained in this prospectus is not complete and may be changed.  The selling shareholders may not sell these securities until the Securities and Exchange Commission declares the related registration statement effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 14, 2007

Preliminary Prospectus

5,743,143 Shares

(including 2,857,143 Shares underlying Convertible Notes
and 100,000 Shares underlying Warrants)

Offered by Selling Stockholders of

COMMON STOCK

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 5,743,143 shares of our common stock. These shares comprise (i) 2,786,000 shares sold to investors in a private placement which was completed on October 30, 2007, (ii) 100,000 shares underlying warrants issued to the placement agent in connection with the private placement and (iii) 2,857,143 shares underlying our outstanding 3% Senior Convertible Notes due 2012 in the aggregate principal amount of $20,000,000 (the “Convertible Notes”) which were issued in January 2007. The Convertible Notes are convertible at the initial conversion price of $7 per share (subject to adjustment). The placement agent warrants have an exercise price of $16.80 and have a term of four years.

Information regarding the selling stockholders and the manner in which they acquired their shares, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.

Our common stock is listed on the Nasdaq Global Market under the symbol “FSIN.”   The closing price of our common stock on November 7, 2007 on the Nasdaq Global Market was $16.30.

All of the securities offered by this prospectus may be sold from time to time by or on behalf of the selling stockholders. The prices at which the selling stockholders may sell their shares of our common stock will be determined by the prevailing market price for the shares or in negotiated transactions.

We will receive none of the proceeds from the sale of these shares by the selling stockholders under this prospectus. To the extent the warrants are exercised for cash, if at all, we may receive the exercise price for those warrants. However under the terms of the warrants cashless exercise is permitted.  We intend to use any cash proceeds received from the exercise of warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised for cash or at all. We will pay all of the registration expenses incurred in connection with this offering (estimated to be approximately $60,370) but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses.

Investing in our securities involves a high degree of risk. See the sections entitled “Risk Factors” and “Forward Looking Statements” on page 7 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _________ , 2007

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
FORWARD-LOOKING STATEMENTS	7
RISK FACTORS	7
USE OF PROCEEDS	22
SELLING STOCKHOLDERS	22
PLAN OF DISTRIBUTION	26
DESCRIPTION OF SECURITIES	28
LITIGATION	28
LEGAL MATTERS	28
EXPERTS	28
WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US	29
INCORPORATION OF DOCUMENTS BY REFERENCE	29

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus, as well as information we have previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front of those documents.

PROSPECTUS SUMMARY

The following summary, because it is a summary, may not contain all the information that may be important to you. Before making an investment, you should read the entire prospectus carefully. You should also carefully read the risks of investing discussed under “Risk Factors” and the financial statements included in our other filings with the SEC, including in our Annual Report on Form 10-KSB and in our Quarterly Report on Form 10-Q which we have filed with the SEC on April 2, 2007 and August 14, 2007, respectively. This information is incorporated by reference into this prospectus, and you can obtain it from the SEC as described below under the headings “Where You Can Find Additional Information About Us” and “Incorporation of Documents by Reference.”

The Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 5,743,143 shares of our common stock. These shares comprise (i) 2,786,000 shares sold to investors in a private placement which was completed on October 30, 2007, (ii) 100,000 shares underlying warrants issued to the placement agent in connection with the private placement and (iii) 2,857,143 shares underlying our outstanding 3% Senior Convertible Notes due 2012 in the aggregate principal amount of $20,000,000 (the “Convertible Notes”) which were issued in January 2007. The Convertible Notes are convertible into shares of common stock at the initial conversion price of $7 per share (subject to adjustment). The placement agent warrants have an exercise price of $16.80 and have a term of four years.

No shares are being offered for sale by us.

Shares of common stock outstanding (excluding shares included in this offering)	22,382,223

Shares offered by us	0

Total number of shares offered by selling stockholders	5,743,143, representing 20.4% of the shares of common stock outstanding (assuming conversion of the Convertible Notes and exercise of the warrants).

Common stock to be outstanding after the offering (assuming conversion of all of the Convertible Notes and exercise of the Warrants)	28,125,366

Use of Proceeds
We will not receive any of the proceeds from the sales of the shares by the selling stockholders. We will pay all of the registration expenses incurred in connection with this offering (estimated to be approximately $60,370) but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses. To the extent the warrants are exercised for cash, if at all, we may receive the exercise price for those warrants. However under the terms of the warrants cashless exercise is permitted.  We intend to use any cash proceeds received from the exercise of warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised for cash or at all.

Nasdaq	Our common stock is listed on the Nasdaq Global Market under the symbol “FSIN.” The closing price of our common stock on the Nasdaq Global Market on November 7, 2007 was $16.30.

Risk Factors	See "Risk Factors" beginning on page 7 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

The selling stockholders may sell their shares in the open market at prevailing market prices or in private transactions at negotiated prices. The selling stockholders may sell the shares directly, or may sell them through underwriters, brokers or dealers. The selling stockholders and their respective agents reserve the sole right to accept or reject in whole or in part any proposed purchase of securities. Underwriters, brokers or dealers may receive discounts, concessions or commissions from a selling stockholder or from a purchaser and this compensation might be in excess of the compensation customary in the type of transaction involved. We provide more information about how the selling stockholders may sell their shares in the section of this prospectus titled “Plan of Distribution.”

In this prospectus, the terms “the company,” “we,” “us,” and “our” refer to Fushi International, Inc. and, unless the context otherwise requires, its subsidiaries.

Our Company

Fushi International, Inc., is a Nevada corporation headquartered in Dalian, the People’s Republic of China (the “PRC”).  Through our indirect wholly-owned subsidiary, Fushi International (Dalian) Bimetallic Cable Co., Ltd (“Fushi International (Dalian)”), we are in the business of manufacturing and selling bimetallic composite wire products, principally copper clad aluminum wires (“CCA”).

As of November 7, 2007 we employed 490 full-time employees and 176 temporary staff.

Our principal executive offices are located at 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100. Our telephone number is (011)-86-411-8770-3333.

Recent Developments

$39 Million Private Placement

On October 26, 2007, we entered into a Securities Purchase Agreement with a number of institutional investors providing for the sale to them of up an aggregate of 2,786,000 shares of our common stock for an aggregate purchase price of up to $39,004,000 (or $14 per share). The financing closed on October 30, 2007; all of the 2,786,000 shares were sold.

For more information on the transaction, reference is made to Current Report on Form 8-K filed on October 26, 2007.

Acquisition of Copperweld Holdings, LLC

On October 29, 2007, we completed the transactions contemplated by LLC Membership Interest Purchase Agreement dated September 25, 2007 with David S. Jones, pursuant to which we purchased all of the outstanding membership interests of Copperweld Holdings, LLC (“Copperweld”), the sole member of Copperweld Bimetallics, and all of the outstanding membership interests of International Manufacturing Equipment Suppliers, LLC (“IMES”). Copperweld and IMES are engaged in the copper bimetallic wire manufacturing and strand producing business. The purchase price was approximately $22.5 million, which includes approximately $8.0 million of debt that we assumed. The transaction was financed with the proceeds of the private placement.

For more information on the transaction, reference is made to Current Report on Form 8-K filed on September 26, 2007 and the Current Report on Form 8-K filed on October 3, 2007.

Appointment of John Christopher Finley as Chief Operation Officer and James A Todd as Controller.

In connection with the closing of the Copperweld acquisition, we entered into employment agreements with John Christopher Finley to serve as our Chief Operation Officer and James A. Todd to serve as our Controller. Both Messrs. Finley and Todd were executives of Copperweld Bimetallics, Copperweld’s subsidiary.

For more information on the terms of these employment agreements, reference is made to Current Report on Form 8-K filed on October 31, 2007.

Adoption of 2007 Stock Incentive Plan

On October 24, 2007 our Board of Directors approved the adoption of the Fushi International, Inc. 2007 Stock Incentive Plan (the “2007 Plan”) to enhance the profitability and value of our company for the benefit of its stockholders by enabling us to offer eligible employees, consultants and non-employee directors cash and stock-based incentives and to attract, retain and reward such individuals.

For more information on the term of the 2007 Plan, reference is made to Current Report on Form 8-K filed on October 30, 2007.

History

We were incorporated on October 6, 1982 under the name M, Inc. We changed our corporate name to Parallel Technologies, Inc. in June 1991. We were formed as a "blank check" company for the purpose of seeking a merger, acquisition or other business combination transaction with a privately-owned entity seeking to become a publicly-owned entity. In a series of restructuring transactions which began in 2005 and were completed in 2006 (the “Restructuring”), we acquired Fushi Holdings, Inc. (formerly Diversified Product Inspections, Inc.) (“Fushi Holdings”), which is a holding company for Fushi International (Dalian) which controls Dalian Fushi Bimetallic Wire Manufacturing, Co., Ltd. (“Dalian Fushi”), a PRC corporation. The Restructuring is more fully described in our Current Report on Form 8-K filed with the SEC on December 14, 2005.

Our Business

Our bimetallic composite wire products are produced using our patented and proprietary "rolling bond welding" manufacturing technology. Our proprietary technology allows us to produce high quality products that deliver stable conductivity performance.

We use "FUSHI" as the trademark for all of our composite wire products.

We achieved profitability in 2002, shortly after the commencement of our operations. Since 2002, we have experienced consistent growth. Net sales increased from $33.71 million for the fiscal year ended December 31, 2005 to $67.6 million for the fiscal year ended December 31, 2006. The majority of our sales are made to finished cable manufacturers, which is a growing market for our products. For more information, please refer to our annual report on Form 10-K for the fiscal year ended December 31, 2006 and our periodic reports for the fiscal quarters ended March 31, 2007 and June 30, 2007, which we have filed with the SEC and are incorporated by reference into this prospectus.

We believe we are currently the largest manufacturer and supplier of bimetallic composite products in the PRC. Our largest customers include the PRC operations of U.S.-based Andrew Corporation, ACOME Xintai Cable, Ltd., and Leoni (Changzhou) Electronics Co., Ltd.

Summary of our Products

Copper clad aluminum (CCA) is an electrical conductor consisting of an outer sleeve of copper that is metallurgically bonded to a solid aluminum core using our proprietary and patented metallurgical "rolling bond welding" techniques. CCA combines the conductivity and corrosion resistance of copper with the light weight and relatively low cost of aluminum, making it uniquely suited to many electrical applications where the ratio of weight to conductivity is important. CCA is a cost effective substitute for single copper wire in a wide variety of applications such as coaxial cable for cable television, signal transmission lines for telecommunication networks, electric power distribution lines, and wire components for electronic instruments and devices.

Measured by the copper layer thickness, CCA can be divided into two types, 10% and 15%, each of which has DC resistance of less than 0.02743 mm(2)/m ohms and 0.02676 mm(2)/m ohms, respectively. The 10% type is primarily used in high frequency signal transmission, while the 15% type is used in generators and other non-signal transmission applications.

Both the 10% and 15% CCA can be made in various diameters. The normal diameters of our CCA products range from 1.7 mm to 7.6 mm, which are the normal specifications required by our customers. We can, however, draw the product to as small as 0.05 mm, if requested by our customers.

Due to its composition, our CCA bimetallic wire is much lighter than copper and only slightly heavier than bare aluminum. In comparison with solid copper wire, our CCA product normally costs 15% to 20% less per ton and each ton of CCA can yield wire 2.7 times as long as each ton of solid copper does. Nonetheless, because of their outer copper jacket, our CCA products have the same electrical conductivity as traditional copper.

We manufacture both hard-drawn and annealed types of CCA. Hard-drawn CCA is used where strength is required, such as in electronic instruments and devices. Some customers buy our CCA at the hard-drawn stage without final annealing, or at the intermediate annealing stage, for further processing, such as to draw to as small a size as they desire.

Our Customers

Our customers are manufacturers of finished wire and cable products. In most cases, our customers incorporate our products in end-products that they subsequently supply to their customers. The products that we manufacture are used by these end-product makers as standard components, materials or parts that are built to their specifications. Therefore, our business is driven, in part, by the strength, growth prospects and activity in the end-markets in which our products are used.

We have a large customer base, with more than 100 regular customers both in and outside of the PRC. Among the 106 PRC domestic customers, 52 are in the southern part of the PRC, 9 are in the southwestern part of the PRC, 15 are in the central part of the PRC, and 30 are in the eastern part of the PRC. Our customer base includes some of the leading global brands in the coaxial cable industry, such as Andrew Corporation, one of the largest communication cable manufacturers in the world. Because of these customers' large purchase orders, we have historically derived a significant portion of our sales from a smaller number of customers since we began production in 2002. Recently, however, we have significantly broadened and diversified our revenue base. For example, our 5 largest customers account for a smaller, but healthier, percentage of net sales as compared to past fiscal years. Our top 5 customers represented 41% and 34% of our net sales during the fiscal years ended December 31, 2005 and 2006, respectively. Further, we anticipate that our overall customer composition and the concentration of our top customers will change as we expand our business and shift our product portfolio to higher-margin products; however, we can give no assurance that this will be the case.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, and the documents incorporated herein by reference include forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

You can generally identify forward-looking statements by terms such as “may,” “should,” “could,” “will,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.  All statements contained or incorporated by reference in this prospectus and any prospectus supplement regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, the future of our industries and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

You should not place undue reliance on our forward-looking statements, because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus, the date of any prospectus supplement, or, in the case of forward-looking statements incorporated by reference, as of the date of the SEC filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us.  Over time, our actual results, performance or achievements will differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements. Those differences might be significant and materially adverse to our security holders. Except as may be required by the securities laws we do not undertake and specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments.

For more information, please refer to the “Risk Factors” set forth below. Please consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks set forth below. We operate in a highly competitive environment in which there are numerous factors which can influence our business, financial position or results of operations and which can also cause the market value of our common stock to decline. Many of these factors are beyond our control and therefore, are difficult to predict. The following section sets forth what we believe to be the principal risks that could affect us, our business or our industry, and which could result in a material adverse impact on our financial results or cause the market price of our common stock to fluctuate or decline.

These risks are not the only risks facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.  Moreover, we operate in a very competitive and rapidly changing environment.  It is not possible for our management to identify or predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We began the sale of copper clad aluminum wire in 2002 and copper clad steel wire in 2003. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Although our revenues have grown rapidly since inception (net revenues from $33.7 for the fiscal year ended December 31, 2005 to $67.6 for the fiscal year ended December 31, 2006), we cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	maintain our proprietary copper cladding technology for the manufacturing of composite wires;

•	expand our product offerings and maintain the high quality of our products;

•	manage our expanding operations, including the integration of any recently completed or future acquisitions;

•	maintain adequate control of our expenses;

•	implement our product development, marketing, sales, and acquisition strategies and adapt and modify them as needed;

•
anticipate and adapt to changing conditions in the bimetallic composite products markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

Our quarterly operating results may fluctuate

Our quarterly results of operations may fluctuate as a result of a number of factors, including fluctuation in the demand for and shipments of our products and changes in the prices of copper which directly affect the prices of our products and demand for our products. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the volume of such orders and shipments. In addition, our operating results could be adversely affected by the following factors, among others, such as variations in the mix of product sales, price changes in response to competitive factors, increases in raw material costs and other significant costs, increases in utility costs (particularly electricity) and various types of insurance coverage and interruptions in plant operations resulting from the interruption of raw material supplies and other factors.

The success of our business is dependent upon high copper prices which may not be stable and could decline.

Copper prices, which have increased over the past several years, have varied significantly and may vary significantly in the future because the copper industry is highly volatile and cyclical in nature. This affects our business both positively and negatively - as our products are a substitute for pure copper wire, higher prices increase demand, while lower copper prices can decrease demand. Numerous factors, most of which are beyond our control, drive the cycles of the copper industry and influence copper price. These factors include general economic conditions, industry capacity utilization, import duties and other trade restrictions. We cannot predict copper prices in the future or the effect of fluctuations in the costs of copper on our future operating results. Consequently, fluctuations in raw material prices caused by market forces can significantly affect our financial results. For example, we may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in these raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material costs to our customers.

We may encounter substantial competition in our business and our failure to compete effectively may adversely affect our ability to generate revenue.

The bimetallic industry is becoming increasingly competitive. The principal elements of competition in the bimetallic industry are, in our opinion, pricing, product availability and quality. While we believe that we have attained a leadership position with respect to all of these factors, our major competitors with substantially greater resources than us may be better able than us to successfully endure downturns in the industrial sector. In periods of reduced demand for our products, we can either choose to maintain market share by reducing our selling prices to meet competition or maintain selling prices, which would likely sacrifice market share. Sales and overall profitability would be reduced under either scenario. In addition, we cannot assure you that additional competitors will not enter our existing markets, or that we will be able to compete successfully against existing or new competition.

We may not be able to effectively control and manage our growth.

If our business and markets continue to grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. In addition, we may face challenges in managing expanding product offerings and in integrating acquired businesses, such as Copperweld Bimetallics, with our own. These events will increase demands on our existing management, workforce and facilities. Failure to satisfy such increased demands could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies.

If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy may be adversely impacted.

An important element of our growth strategy is the pursuit of acquisitions of other businesses that increase our existing market share and expand our production capacity. We recently completed the acquisition of Copperweld Bimetallics. Integrating newly acquired businesses involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems relating to assimilating and retaining the employees of the acquired business, accounting issues that arise in connection with the acquisition, challenges in retaining customers, and potential adverse short-term effects on operating results. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy may be adversely impacted.

We depend on a concentration of customers.

Our revenue is dependent, in large part, on significant orders from a limited number of customers. Sales to our five largest customers accounted for approximately 41% and 28.9% of our net sales during the years ended December 31, 2005 and 2006, respectively. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large customers would have a material adverse effect on our business, operating results and financial condition. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

Shortages or disruptions in the availability of raw materials could have a material adverse effect on our business

Aluminum bars and copper strip, our principal raw materials, collectively accounted for approximately 90% of our costs of goods sold during the fiscal year ended December 31, 2006, and we expect that they will continue to account for a significant portion of our cost of goods sold in the future. The prices of raw materials fluctuate, subject to general economic conditions and in relation to supply and demand and other factors, and cause monthly variations in the cost of our raw materials purchases. The macro-economic factors, together with labor and other business interruptions experienced by certain suppliers, have contributed to periodic shortages of supply of raw materials, and such shortages may increase in the future. If we are unable to procure adequate supplies of copper and aluminum to meet our future production needs and customer demand, it will result in a material loss of customers and revenues and adversely impact our results of operations. In addition, supply shortages or disruptions or the loss of suppliers may cause us to procure our raw materials from less cost effective sources and may have a material adverse effect on our business, revenues and results of operations.

We depend on a few suppliers for a significant portion of our principal raw materials and we do not have any long-term supply contracts with our raw materials suppliers. Interruptions of production at our key suppliers may affect our results of operations and financial performance.

We rely on a limited number of suppliers for most of the raw materials we use. We have in the past relied on Shanghai Jutai Copper Co. and Harbin Electric Wire Co. for our copper strip and aluminum bar supplies, respectively. During the fiscal year ended December 31, 2006, our biggest suppliers were Baotou Aluminum Co., Ltd., Harbin Electric Wire Co., Shanghai Jutai Copper Co. and Beijing Golden Eagle Huichuang Copper Co. Purchases from these companies represented approximately 85% of our total raw material purchases in 2006. Interruptions or shortages of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales. We do not have long-term or volume purchase agreements with most of our suppliers, and may have limited options in the short-term for alternative supply if these suppliers fail for any reason, including their business failure or financial difficulties, to continue the supply of materials or components. Moreover, identifying and accessing alternative sources may increase our costs. Interruptions at our key suppliers could negatively impact our results of operations, financial performance and the price of our common stock.

Due to increased volatility of raw material prices, the timing lag between the raw material purchase and product pricing can negatively impact our profitability

Volatility in the prices of raw materials, among other factors, may adversely impact our ability to accurately forecast demand and may have a material adverse impact on our results of operations. For example, our manufacturing activities are determined, and the purchase of raw materials is scheduled, based on forecast demand while sales prices are determined at the purchase of our time of order placement, subject to adjustment at fulfillment. The lag between the point when raw materials are purchased in advance and the point when products are actually priced may impact us both positively and negatively, resulting in increased or reduced profitability. While this did not result in a material negative impact, and resulted in some benefits in the quarter ended June 30, 2006, our financial results were negatively impacted in the quarter ended September 30, 2006 and there can be no assurance that this will not occur again which may negatively impact the price of our common stock as well.

In addition to the above, we routinely maintain a certain level of finished goods inventories to meet near term expected demand. Pricing for the sale of these inventories is generally based on current raw material prices. Rapid declines in the price of raw materials may result in our inventories being carried at costs in excess of net realizable value and may have an adverse effect on our results of operations and the price of our common stock.

Increases in raw materials prices will increase our need for working capital.

As the prices of raw materials increase, our working capital requirements increase. Increases in our working capital requirements can materially adversely impact our results of operations, our cash flow and our available liquidity to fund other business needs. Furthermore, there is no assurance we would be able to finance additional working capital requirements or finance such working capital requirements on favorable terms or at all. If we were unable to obtain financing on favorable terms, our business and results of operations may be materially adversely affected.

Increases in raw materials prices may increase credit and default risk with respect to our customers.

Increases in the price of our products, as raw material prices rise, may place additional demands on the working capital and liquidity needs of our customers. Accordingly, our customers’ cash flow may be negatively impacted which may have an adverse effect on the timing and amount of payment of our accounts receivable, which would in turn, negatively affect our results of operations and could affect the price of our common stock.

Our profitability depends on the success of recognition of the "FUSHI" brand and we could lose our competitive advantage if we are not able to protect our FUSHI trademark against infringement, and any related litigation could be time-consuming and costly.

We believe the trademarked brand "FUSHI," registered under PRC law, has gained substantial recognition with customers. However, the protection of intellectual property rights in the PRC may not be as effective as that in the United States or other countries. The unauthorized use of the FUSHI brand could enable some other manufacturers to gain market share which could harm our business and competitive position. Moreover, from time to time, we may seek to protect trademark rights through litigation, which may result in substantial litigation costs and diversion of resources, including the efforts of management, all of which could negatively impact our results of operations and price of our common stock.

Pursuant to our trademark authorization, Li Fu, our Chairman and CEO, who the registered owner of the "FUSHI" trademark, authorized Fushi International (Dalian) to use this trademark for a perpetual period without any fee. In the event this authorization is revoked or found to be unenforceable, for any reason, we could lose the use of the trademark, which could materially and adversely affect our business.

We may not be able to prevent others from unauthorized use of our patents, which could harm our business and competitive position.

Our success depends, in part, on our ability to protect our proprietary technologies. Fushi International (Dalian) has seven patents in the PRC covering its modified bond-welding technology and related devices and machines for a manufacturing machine for copper clad aluminum wires in the PRC.

We have also made one international patent application under the International Patent Cooperation Treaty, which covers our bond-welding manufacturing method for cuponal busbar. The process of seeking patent protection can be lengthy and expensive and we can make no assurance that patent applications will result in patents being issued, or that existing or future issued patents will be sufficient to provide us with meaningful protection or any commercial advantage.

We believe that other manufacturers in the PRC have been infringing our patents and are using our core technology. Although we have pursued legal remedies available in the PRC to protect our patents, we can provide no assurance that the protection afforded under the laws of the PRC is adequate to maintain our competitive position or that we will be successful in all our efforts. Our patents and patent applications may be challenged, invalidated or circumvented in the future. We cannot assure you that our current or potential competitors do not have, and will not obtain, patents that will prevent, limit or interfere with our ability to make, use or sell our products in either the PRC or other countries.

Enforcement and implementation of PRC intellectual property-related laws has historically been lacking. Accordingly, intellectual property rights and confidentiality protections in the PRC are not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, competitive position, business prospects, reputation and the price of our common stock.

We may be exposed to intellectual property infringement and other claims by third parties, which, if successful, could cause us to pay significant damage awards and incur other costs.

Our success also depends in large part on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. As litigation becomes more common in the PRC in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. The validity and scope of claims relating to weld-cladding technology and related devices and machine patents involve complex technical, legal and factual questions and analysis and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability, including damage awards, to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions preventing the manufacture and sale of our products. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Potential environmental liability could have a material adverse effect on our operations and financial condition.

To the knowledge of our management team, neither the production nor the sale of our products constitute activities, or generate materials in a material manner, that requires us to comply with the PRC environmental laws. Although it has not been alleged by PRC government officials that we have violated any current environmental regulations, we cannot assure you that the PRC government will not amend the current PRC environmental protection laws and regulations. Our business and operating results may be materially and adversely affected if we were to be held liable for violating existing environmental regulations or if we were to increase expenditures to comply with environmental regulations affecting our operations.

We rely on Mr. Fu, our chairman and CEO, for the management of our business, and the loss of his services may significantly harm our business and prospects.

We depend, to a large extent, on the abilities and participation of our current management team, but have a particular reliance upon Li Fu for the direction of our business. The loss of the services of Mr. Fu, for any reason, may have a material adverse effect on our business and prospects. We cannot assure you that the services of Mr. Fu will continue to be available to us, or that we will be able to find a suitable replacement for Mr. Fu.

We do not have key man insurance on Mr. Fu. If Mr. Fu dies and we are unable to replace Mr. Fu for a prolonged period of time, we may be unable to carry out our long term business plan and our future prospect for growth, and our business, may be harmed.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire such personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman and CEO, Li Fu, our President, Yue Yang, our chief financial officer Wenbing Chris Wang, and our chief engineer Xishan Yang. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and senior technology personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or senior technology personnel, or attract and retain high-quality senior executives or senior technology personnel in the future. Such failure could materially and adversely affect our future growth and financial condition.

We do not presently maintain product liability insurance, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our properties or claims filed against us.

We currently do not carry any product liability or other similar insurance. We cannot assure you that we would not face liability in the event of the failure of any of our products. This is particularly true given our plan to significantly expand our sales into international markets, like the United States, where product liability claims are more prevalent.

We have purchased automobile insurance with third party liability coverage for our vehicles. In addition, we have purchased property insurance from China United Property Insurance Company to cover real property and plant. Except for property and automobile insurance, we do not have other insurance such as business liability or disruption insurance coverage for our operations in the PRC. In the event of a significant product liability claim or other uninsured event, our financial results and the price of our common stock may be adversely affected.

We do not maintain a reserve fund for warranty or defective products claims. Our costs could substantially increase if we experience a significant number of warranty claims.

Our product warranties against technical defects of our copper clad aluminum wires and copper clad steel wires vary, depending on our purchase orders with customers. The warranties require us to replace defective components and pay for the losses customers incur from defective products or a certain percentage of the purchase price as liquidated damages for our failure to meet the specified product specifications and packaging requirements in the purchase orders. We have not established any reserve funds for potential warranty claims since historically we have experienced few warranty claims for our products so that the costs associated with our warranty claims have been low. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, it would have a material adverse effect on our financial condition and results of operations.

We have pledged the shares of our subsidiaries as security for the Notes and upon a default, we could lose those securities and therefore, our business.

Pursuant to our Share Pledge Agreement, we have pledged the shares of our wholly owned subsidiary, Fushi Holdings as security for our obligations under the Notes. In the event of a default, we could lose the shares of our subsidiaries and therefore, our business, to the holders of the Notes which would materially and adversely affect the price of our common stock.

Rapid expansion could significantly strain our resources, management and operational infrastructure which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

If we fail to accurately project market demand for our products, our business expansion plan could be jeopardized and our financial condition and results of operations will suffer.

We plan to increase our annual manufacturing capacity to meet an expected increase in demand for our products. Our decision to increase our manufacturing capacity was based primarily on our projected increases in our sales volume and growth in the size of the bimetallic market in China. If actual customer orders are less than our projected market demand, we will likely suffer overcapacity problems and may have to leave capacity idle, which may reduce our overall profitability and hurt our financial condition and results of operations.

We face risks associated with future investments or acquisitions.

An important element of our growth strategy is to invest in or acquire businesses that will enable us, among other things, to expand our manufacturing capacity and the products we offer to our existing target customer base, broaden our distribution channel, and capitalize on opportunities to expand into new markets. However, we may be unable to identify suitable investment or acquisition candidates or may be unable to make these investments or acquisitions on commercially reasonable terms, if at all.

If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction. Integrating an acquired business is distracting and time consuming, as well as a potentially expensive process. The successful integration of any acquired businesses require us to:

•	integrate and retain key management, sales, research and development, production and other personnel;

•	incorporate the acquired products or capabilities into our offerings from an engineering, sales and marketing perspective;

•	coordinate research and development efforts;

•	integrate and support pre-existing supplier, distribution and customer relationships; and

•	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

Geographic distance between business operations, the compatibility of the technologies and operations being integrated and the disparate corporate cultures being combined also present significant challenges. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Our focus on integrating operations may also distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts. If we cannot overcome these challenges, we may not realize actual benefits from future acquisitions, which will impair our overall business results.

If the bimetallic industry does not grow as we expect or grows at a slower speed than we expect, our sales and profitability may be materially adversely affected.

We derive most of our sales revenue from sales of our products in China. The continued development of our business depends, in large part, on continued growth in the bimetallic industry, especially the CCA market in China. Although China’s bimetallic industry has grown rapidly in the past, it may not continue to grow at the same growth rate in the future or at all. However, the developments in our industry are, to a large extent, outside of our control and any reduced demand for our products, any other downturn or other adverse changes in China’s bimetallic or related industries could severely harm our business.

RISKS RELATED TO DOING BUSINESS IN THE PRC

Changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of that business.

The PRC's economy is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions of the PRC. The PRC government has confirmed that economic development will follow the model of a market economy, such as the United States. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case. Our interests may be adversely affected by changes in policies by the PRC government, including:

•	changes in laws, regulations or their interpretation

•	confiscatory taxation

•	restrictions on currency conversion, imports or sources of supplies

•	expropriation or nationalization of private enterprises.

Although the PRC government has been pursuing economic reform policies for more than two decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC's political, economic and social life.

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

All of our operations are conducted in the PRC and more than 96% of our net sales are generated from sales in the PRC. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. The bimetallic composite wire industry in the PRC is growing, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our products. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and materially and adversely affect our business.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of such policies may impede economic growth.

Fushi International (Dalian) and Dalian Fushi are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the State of Nevada and do not have any assets or conduct any business operations other than investments in our subsidiaries and affiliates, Fushi International (Dalian) and Dalian Fushi. As a result of this holding company structure, we rely entirely on dividends payments from Fushi International (Dalian) for funds. PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Fushi International (Dalian) and Dalian Fushi also are required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if Fushi International (Dalian) or Dalian Fushi incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or Fushi International (Dalian) is unable to receive all of the revenues from operations, we may be unable to pay dividends on our common stock. See also "Risk Factors--Risks Related to an Investment in Our Common Stock -- We are unlikely to pay cash dividends in the foreseeable future."

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Fushi International (Dalian) receives substantially all of its revenues in renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations, to the extent they are incurred in the future. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where renminbi is to be converted into foreign currency and remitted out of PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining foreign currency, we may be unable to pay dividends or meet obligations that may be incurred in the future that require payment in foreign currency. See "Risk Factors--Risks Related to an Investment in Our Common Stock We are unlikely to pay cash dividends in the foreseeable future."

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. As we rely entirely on revenues earned in the PRC, any significant revaluation of the renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into renminbi for our operations, appreciation of the renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the renminbi, the U.S. dollar equivalent of the renminbi we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

On July 21, 2005, the PRC government changed its policy of tying the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a continuous appreciation of the renminbi against the U.S. dollar. While the international reaction to the renminbi revaluation generally has been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar.

If preferential tax concessions granted by the PRC government are changed or expire, our financial results and results of operations would be materially and adversely affected.

Our results of operation may be adversely affected by changes to, or expiration of, preferential tax concessions that our subsidiaries in the PRC currently enjoy. The statutory tax rate generally applicable to domestic PRC companies is 33%, including 30% state income tax and 3% local income tax. Our subsidiaries, Fushi International (Dalian) as a wholly foreign owned enterprise, or WFOE, and Dalian Fushi as a “new or high-technology enterprise” located in Economic Development Zone of the Dalian City, have been subject to tax exemptions or relatively low tax rates. The estimated tax savings for the year ended December 31, 2006 without preferential tax treatment amounted to approximately $5.6 million.

As a newly adopted PRC corporate income tax law comes into effect, preferential tax benefits currently granted to WFOE’s are to be phased out and we would be subject to the same tax treatment as a domestic Chinese company, applying a uniform 25% tax rate to company profits. The loss of these preferential tax treatment that is currently available to us will have a material and adverse effect on our financial condition and results of operations and could adversely impact the price of our common stock.

In addition, tax laws in China are subject to interpretation by local tax authorities. Our preferential tax treatment may not remain in effect, or may change, in which case we may be required to pay the higher income tax rate generally applicable to Chinese companies, or such other rate as is required by the laws of China.

The PRC State Administration of Foreign Exchange, or SAFE, requires PRC residents to register with, or obtain approval from, SAFE regarding their direct or indirect offshore investment activities.

Recent PRC State Administration of Foreign Exchange Regulations regarding offshore financing activities by PRC residents have undergone continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to these regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.

A renewed outbreak of SARS or another widespread public health problem in the PRC, where all of our revenue is derived, could have an adverse effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that could leave us without many employees to conduct our business which would materially and adversely affect our operations and financial condition.

Because our principal assets are located outside of the United States and nearly all of our directors and all our officers reside outside of the United States, it may be difficult for you to enforce your rights based on the United States Federal securities laws against us and our officers and some directors in the United States or to enforce judgments of United States courts against us or them in the PRC.

Two of our three directors and all of our officers reside outside of the United States. In addition, our operating subsidiary, Fushi International (Dalian), is located in the PRC and substantially all of its assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States Federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States Federal securities laws or otherwise.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK.

Our officers, directors and affiliates control us through their positions and stock ownership and their interests may differ from other shareholders.

On a diluted basis, our officers, directors and affiliates beneficially own approximately 48.1% of our voting stock by virtue of their ownership of our common stock. Li Fu, our chairman and CEO, beneficially owns approximately 41.7% of our voting stock. As a result, Mr. Fu is able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions, including business combinations. Mr. Fu's interests may differ from other shareholders.

We are unlikely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary. In addition, our operating subsidiary, from time to time, may be subject to restrictions on its ability to make distributions to us, including as a result of restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. See, "Risk Factors-Risks Related to Doing Business in the PRC Fushi International (Dalian) and Dalian Fushi are subject to restrictions on paying dividends and making other payments to us", Risk Factors-Risks Related to Doing Business in the PRC Governmental control of currency conversion may affect the value of your investment" and "Market for Our Common Stock Dividends."

There is currently a limited trading market for our common stock.

Our common stock has been quoted on the Nasdaq Global Market since August 31, 2007 and from July 2005 had been quoted on the Bulletin Board. There is a limited trading market for our common stock.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

The 2,786,000 shares of common stock sold in the October 2007 private placement diluted, and the shares issuable on conversion of the Convertible Notes and on exercise of the placement agent warrants will further dilute the ownership percentage of our holders of common stock. We are required to register for public resale the 2,786,000 shares issued to the investors in the October 2007 private placement as well as the 2,857,43 shares issuable to the holders on conversion of the Convertible Notes and the 100,000 shares issuable on exercise of the placement agent warrants and this may depress our stock price.

RISKS RELATED TO OUR RECENT HIGH YIELD AND CONVERTIBLE NOTES

Covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions.

On January 25, 2007, we entered into a Notes Purchase Agreement with Citadel Equity Fund Ltd., as well as Indentures, a Share Pledge Agreement and an Investor Rights Agreement. The Notes Purchase Agreement relates to the purchase and sale of $40 million Guaranteed Senior Secured Floating Rate Notes Due 2012 and $20 million of 3% Guaranteed Senior Secured Convertible Notes Due 2012.

The indentures governing our Notes contain various covenants that may limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate or transfer substantially all of our assets, issue stock of subsidiaries, incur additional debts and create liens on our assets to secure debt. In addition, if there is default, and we do not maintain certain financial covenants or we do not maintain borrowing availability in excess of certain pre-determined levels, we may be unable to incur additional indebtedness, make restricted payments (including paying cash dividends on our capital stock) or redeem or repurchase our capital stock. If we cannot satisfy the required business targets of the indentures, we also have the possibility to default.

The indentures governing our Notes require us to maintain certain financial ratios and limit our ability to make capital expenditures. These covenants and ratios could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations. Any future debt could also contain financial and other covenants more restrictive than those imposed under the indenture governing our Notes.

The Notes and their corresponding debt could have significant consequences to investors. For example, they could:

•	reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, and other general corporate requirements;

•	expose us to interest rate fluctuations because the interest rate is variable;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;

•	restrict us from making strategic acquisitions or pursuing business opportunities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds; and

•	place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

In addition, our ability to make scheduled payments or refinance our obligations depends on our successful financial and operating performance, cash flows, and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business, and other factors, many of which are beyond our control. If our cash flows and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital, restructure our debt, or declare bankruptcy. In the event that we are required to dispose of material assets or operations to meet our debt service and other obligations, the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, we may be forced to sell at an unfavorable price.

RISKS RELATING TO COPPERWELD ACQUISITION

The following risk factors relating to the acquisition of Copperweld Bimetallics, LLC are in addition to those previously disclosed by us. The risk factors include but are not limited to:

The anticipated benefits of the Copperweld transaction may not be realized.

We entered into the Copperweld acquisition agreement with the expectation that the acquisition will result in a number of benefits to us including, among other things:

•	enhanced revenues;
•	broader product offering;
•	significant savings on capital expenditures;
•	expansion of our global distribution and manufacturing capabilities;
•	operational improvements;
•	production rationalization; and
•	diversification of our customer base.

Achieving the anticipated benefits of the Copperweld acquisition is subject to a number of uncertainties, including,

•	whether we can successfully integrate our business with Copperweld's business in an efficient and effective manner;
•	the reaction of our existing or potential competitors to the transaction; and
•	general competitive factors in the marketplace.

Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially impact our business, financial condition and operating results.

The anticipated synergies and cost savings of the Copperweld transaction may not be realized.

The success of the combined company after the Copperweld acquisition will depend, in part, on our ability to realize the anticipated growth opportunities, cost savings, production rationalization, profitability enhancement, streamlining overheads and operating structure to optimize efficiency, building upon best practices in technology and manufacturing, reassessment of the inventory and supplier base to insure the availability of products at competitive prices. We cannot provide any assurance that these anticipated synergies and cost savings can be achieved in the amounts or during the periods expected. Further, we cannot provide any assurance that these actions can be completed without disruption to our business, that they can be completed in a short period of time or that anticipated improvements in operating performance can be achieved.

There may be difficulty integrating Fushi's and Copperweld's businesses and substantial costs may be incurred in connection with the integration.

Achieving the anticipated benefits of the Copperweld acquisition will depend on the successful integration of Fushi’s and Copperweld's products, services, operations, personnel, technology and facilities in a timely and efficient manner. Although neither Fushi nor Copperweld anticipates material difficulties in connection with such integration, the possibility exists that such difficulties could be experienced in connection with the acquisition, especially given the cultural difference, time zone difference, and language difference. The time and expense associated with converting the businesses of Fushi and Copperweld to a common platform may exceed our expectations and limit or delay the intended benefits of the transaction. Similarly, the process of reallocating machinery and capacity, combining sales, marketing and manufacturing forces, consolidating administrative functions, and coordinating product and service offerings could take longer, cost more, and provide fewer benefits than initially projected. To the extent any of these events occurs, the benefits of the transaction may be reduced.

Integrating our business with that of Copperweld can be a complex, time-consuming and expensive process. Before the acquisition, Fushi and Copperweld operated independently, each with its own business, products, customers, employees, culture and systems. Fushi may face substantial difficulties, costs and delays in integrating the two businesses. These difficulties, costs and delays may include:

•	Costs and delays in moving additional capacity from Fayetteville, TN to Dalian, China;
•	Costs and delays in implementing common systems and procedures;
•	Difficulties in combining research and development teams and processes;
•	Potential difficulty in combining the separate product technologies of Fushi and Copperweld;
•	Perceived adverse changes in product offerings available to customers or in customer service standards, whether or not these changes do, in fact, occur;
•	Difficulty comparing financial reports due to differing financial and/or internal reporting systems;
•	Diversion of management resources from the business;
•	The inability to retain existing customers of each company;
•	Reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
•	Challenges in retaining and integrating management and other key employees of Fushi and Copperweld;
•	Difficulty in coordinating operations in an effective and efficient manner; and
•	The inability to achieve the synergies anticipated to be realized from the acquisition on the timeline presently anticipated, or at all.

After the acquisition, we may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. We may be unsuccessful in implementing the integration of these systems and processes in a timely and efficient manner. Any one or all of these factors may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. Many of these factors are also outside of our control.

The announcement and consummation of the acquisition may result in a loss of key personnel of Fushi and/or Copperweld.

Fushi and Copperweld both depend on the services of their key personnel. Current and prospective employees of Fushi and Copperweld may, either before or after the acquisition, experience uncertainty about their future roles with Fushi after the acquisition, which may affect the performance of such personnel adversely and the ability of each company to retain and attract key personnel. The loss of the services of one or more of these key employees or the inability of Fushi or Copperweld to attract, train, and retain qualified employees could result in the loss of customers or otherwise inhibit the ability of Fushi to integrate and grow the combined businesses effectively after the acquisition.

The announcement and consummation of the acquisition may result in a loss of customers of Copperweld and/or Fushi.

Some customers may seek alternative sources of product and/or service after the announcement of the acquisition due to, among other reasons, a desire not to do business with us after the acquisition or perceived concerns that we may not continue to support and develop certain products. Difficulties in combining operations could also result in the loss of, or potential disputes or litigation with, customers. Any steps by management to counter such potential increased customer attrition may not be effective. Failure by management to retain customers could result in worse than anticipated financial performance.

There may be unknown risks inherent in our acquisition of Copperweld, which could result in a material adverse effect on our business.

Although we have conducted due diligence with respect to the acquisition, we may not be aware of all of the risks associated with Copperweld. Any discovery of adverse information concerning Copperweld since we acquired the entity could have a material adverse effect on our business, financial condition and results of operations. While we are entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time consuming or may not be successful at all.

Copperweld has not achieved profitability.

Prior to its acquisition by us, Copperweld incurred losses for the entire time it operated as a stand-alone business. The combined company’s ability for the Fayetteville, TN location to generate significant revenues and make profits is dependent in large part on its ability to move more value-added production in house, reduce manufacturing related costs such as labor, manage its growth related expenses, make additional capital expenditure, expand its customer base, increase sales of its current products to existing customers, enter into additional supply and manage its working capital and other financial resources. We cannot provide any assurance that improved profitability can be achieved at the Fayetteville location in the amounts or during the periods expected.

USE OF PROCEEDS

We will not receive any proceeds from any sale of the shares offered by the selling stockholders. To the extent the warrants are exercised for cash, if at all, we may receive the exercise price for those warrants. However under the terms of the warrants cashless exercise is permitted.  We intend to use any cash proceeds received from the exercise of warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised for cash or at all.

SELLING STOCKHOLDERS

Background

Each of the selling stockholders (other the Roth Capital Partners, LLC and Citadel Equity Fund Ltd) acquired the shares as investors in our private placement transaction completed on October 30, 2007. Each investor was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. Roth Capital Partners acquired the 100,000 shares underlying the warrants for acting as placement agent in connection with the private placement. Citadel Equity Fund Ltd. acquired the Convertible Notes in January 2007 pursuant to a Notes Purchase Agreement entered into with us at that time. In connection with the Securities Purchase Agreement described in the section entitled “Recent Developments,” we entered into a registration rights agreement under which we agreed, among other things, to prepare and file this registration statement on or prior to November 14, 2007 to register for resale by the selling stockholders all of the shares listed in the selling stockholder table and to cause this registration statement to be declared effective by the earlier to occur of (i) 90 days after the closing date (i.e. January 28, 2008 (or 120 days (i.e. February 28, 2008) if the SEC has written comments requiring the filing of a pre-effective amendment), or (ii) the fifth trading day following the day we receive notice from the SEC that the initial registration statement will not be reviewed or is no longer subject to further review and comments.

We have also agreed to file additional registration statements covering all of the remaining shares (or such lesser number as the SEC deems appropriate) if any shares could not be registered through the initial registration statement, by the 15th day following the effective date of the prior registration statement filed or by the 15th day following such other date as the SEC will permit.

On January 24, 2007, we entered into a Notes Purchase Agreement with Citadel Equity Fund Ltd. and certain other parties under which we issued to Citadel (x) our Guaranteed Senior Secured Floating Rate Notes due 2012 in the aggregate principal amount of $40,000,000 and (y) our 3% Senior Secured Convertible Notes due 2012 in the aggregate principal amount of $20,000,000 (the “Convertible Notes”) convertible into shares of our common stock at an initial conversion price of $7 per share. The Convertible Notes are currently convertible into 2,857,143 shares.

In connection with the Notes Purchase Agreement, we entered into an Investors Rights Agreement under which, other things, Citadel Equity Fund Ltd. was granted certain rights of first refusal with respect to the future issuance of our securities.

On October 26, 2007, in connection with the Securities Purchase Agreement, Citadel Equity Fund Ltd. signed and delivered a Waiver and Consent under which Citadel Equity Fund Ltd waived the application of its right of first refusal under the Investors Rights Agreement solely with respect to the issuance of the shares to the investors contemplated by the Securities Purchase Agreement. In consideration for the waiver we granted the holders of the Convertible Notes the same registration rights with respect to the Conversion Shares as were granted to the investors under the registration rights agreement. Accordingly, all of the 2,857,143 shares issuable on conversion of Convertible Notes are being included in this prospectus.

Selling Stockholders

This prospectus relates to the offer and sale of our common stock by the selling stockholders named in the table below.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a security if, with respect to that security, the person directly or indirectly has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person's economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

Except as otherwise indicated in the following table, each listed selling stockholder has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by that selling stockholder.

In determining the percent of common stock owned by a selling stockholder, (a) the numerator is the number of shares of common stock beneficially owned by that selling stockholder, which includes shares which the selling stockholder may acquire within 60 days upon exercise of warrants or conversion of convertible securities, and (b) the denominator is the sum of (i) the total number of shares outstanding, and (ii) the number of shares which such selling stockholder has the right to acquire within 60 days upon exercise of warrants or conversion of convertible securities.

Each selling stockholder may offer all or part of the shares of common stock beneficially owned for resale from time to time. The table assumes that the selling stockholders will sell all of the shares offered for sale and, accordingly, will own no shares of common stock upon completion of the offering. A selling stockholder, however, is under no obligation to sell any shares immediately or at any time. Therefore, we are not able to estimate the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the selling stockholders, or any selling stockholder, upon termination of this offering.

None of the selling stockholders has held any office or position, or has had any material relationship with us within the past three years.

In the following table, fractional shares of our common stock have been rounded up to the next whole share.

Name	Shares of Common Stock Owned Before the Offering	Percentage of Shares of Common Stock Owned Before the Offering (1)	Shares of Common Stock Offered	Shares of Common Stock to be Owned After the Offering	Percentage of Outstanding Shares of Common Stock to be Owned After the Offering
AmTrust International Insurance, Ltd and its affiliates (2)	125,000	*	125,000	0	0
Ardsley Partners and its affiliates (3)	145,000	*	145,000	0	0
Ancora Greater China Fund, LP	17,500	*	17,500	0	0
Black River Commodity Select Fund Ltd.	182,500	*	182,500	0	0
Citadel Equity Fund Ltd (4)	2,857,143	11.4%	2,857,143	0	0
Enable Growth Partners, LP and its affiliates (5)	95,000	*	95,000	0	0
Goldman Sachs Credit Partners, LP	290,000	1.1%	290,000	0	0
Guerrilla Partners, LP and its affiliates (6)	285,980	1.1%	125,000	160,980	*
Hudson Bay Fund LP (7)	17,200	*	17,200	0	0
Hudson Bay Overseas Fund Ltd (7)	22,800	*	22,800	0	0
Heller Capital Investments, LLC	75,000	*	75,000	0	0
Janus Investment Funds and its affiliates (8)	700,000	2.8%	700,000	0	0
Funds affiliated with MFC Global Investment (US), LLC (9)	290,000	1.1%	290,000	0	0
Morgan Stanley & Co. Inc	315,035	1.2%	290,000	25,035	*
Outpoint Offshore Fund, Ltd	91,629	*	35,000	56,629	*
Pope Investments, LLC (10)	1,316,128	5.2%	286,000	1,030,128	4.1
Roth Capital Partners LLC (11)	100,000	*	100, 000	0	0
Straus Partners, LP and its affiliates (12)	90,000	*	90,000	0	0

*	Less than 1%

(1)	Percentages are based on 25,168,223 shares of our common stock that were outstanding on October 31, 2007

(2)	These shares are held by affiliates of Amtrust as set forth below:

AmTrust International Insurance, Ltd	90,400	*	90,400	0	0%
Leap Tide Partners, LP	24,500	*	24,500	0	0%
Leap Tide Offshore, Ltd	10,100	*	10,100	0	0%

(3)	These shares are held by affiliates of Ardsley as set forth below:

Ardsley Partners Fund, II, LP	61,800	*	61,800	0	0%
Ardsley Offshore Fund, Ltd	43,000	*	43,000	0	0%
Ardsley Partners Institutions Fund, LP	38,500	*	38,500	0	0%
Marion Lynton	1,700	*	1,700	0	0
(4)	Represents shares of common stock issuable upon conversion of the Convertible Notes.

(5)	These shares are held by Enable Growth Partners LP and its affiliates as set forth below:

Enable Growth Partners, LP	80,750	*	80,750	0	0%
Enable Opportunity Partners, LP	9,500	*	9,500	0	0%
Pierce Diversified Strategy Master Fund, LLC	4,750	*	4,750	0	0%

(6)	These shares are held by Guerilla Partners and its affiliates as follows:

Guerrilla Partners, LP	168,087	*	%	75,000	93,078	*	%
Hua-Mei 21st Century Partners, LP	117,893	*	%	50,000	67,893	*	%

Peter Siris and Leigh S. Curry have shared joint voting and dispositive power over these shares.

(7)
Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these shares and may be deemed to be the beneficial owners of these shares. Each of Mr. Gerber, Mr. Roth and Mr. Doscas disclaims beneficial ownership of these shares.

(8)	These shares are held by the affiliates of the Janus Funds as set forth below:

Brown Brothers Harriman & Co. c/c BBHTS for the benefit of JCF Janus US Venture Fund	66,981	*	%	66,981	0	0%
BAND & CO, fbo Ohio National Small Cap Growth	9,958	*	%	9,958	0	0%
Brookbend & Co Nominee for Janus Venture Fund	623,061	2.5%		623,061	0	0%

(9)	These shares are held by the affiliates of MFC Global Investment Management (U.S.), LLC as set forth below:

Belie 7 Co f/b/o John Hancock Emerging Growth Trust	8,000	*	%	8,000	0%
Canalside & Co. f/b/o John Hancock Funds II Emerging Growth Trust	59,000	*	%	59,000	0%
Hare & Co f/b/o John Hancock Small Cap Equity Fund	223,000	*	%	223,000	0%

Robert P. Shea is the Portfolio Manager of each of these selling stockholders and an employee of MFC Global Investment Management (U.S.), LLC, the subadviser to these selling stockholders. Each of Mr. Shea and such subadviser has voting and investment power over these shares and may be deemed to be the beneficial owner of these shares

(10)
Pope Asset Management LLC, a registered investment advisor, acquired these shares for the accounts of a number of its clients and has sole voting power over these shares, but shares dispositive power with its clients over the shares in their respective accounts.

(11)
Represents shares of common stock issuable upon exercise of warrants. Byron Roth, the chief executive officer, and Gordon Roth, the chief financial officer, share voting and investment power over the securities held by Roth Capital Partners, LLC.

(12)	These shares are held by the affiliates of the Strauss Partners as set forth below:

Straus Partners, LP	60,000	*	60,000	0	0%
Straus-GEPT Partners, LP	30,000	*	30,000	0	0%

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholders to permit the resale of these shares by these stockholders from time to time after the date of this prospectus.

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the SEC;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon us being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the shares (estimated to be $60,370), but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Roth Capital Partners, LLC is a registered broker dealer and FINRA member firm and listed as a selling shareholder in this prospectus. Roth Capital Partners, LLC served as placement agent for our private placement offering which was completed on October 30, 2007, and received, in addition to cash commissions and reimbursement of certain out-of-pocket expenses and counsel fees, warrants to purchase 100,000 shares of our Common Stock with an exercise price of $16.80 per share. The registration statement of which this prospectus forms a part includes the shares of Common Stock underlying the warrants held by Roth Capital Partners, LLC.

The warrants held by Roth Capital Partners, LLC expire on October 29, 2011. The 100,000 shares of Common Stock issuable upon conversion of placement agent warrants received by Roth Capital Partners, LLC are restricted from sale, transfer, assignment, pledge or hypothecation or from being the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part, except transfers of the warrants to officers or partners of Roth Capital Partners, LLC as allowed under NASD Rule 2710 (g)(1) and (2).

Roth Capital Partners, LLC has indicated to us its willingness to act as selling agent on behalf of certain of the selling shareholders named in the prospectus under the section titled "Selling Security Holders" that purchased our privately placed securities. All shares sold, if any, on behalf of selling shareholders by Roth Capital Partners, LLC would be in transactions executed by Roth Capital Partners, LLC on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. Roth Capital Partners, LLC does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through Roth Capital Partners, LLC. Further, other than any existing brokerage relationship as customers with Roth Capital Partners, LLC, no selling shareholder has any pre-arranged agreement, written or otherwise, with Roth Capital Partners, LLC to sell their securities through Roth Capital Partners, LLC.

NASD Rule 2710 requires FINRA members firms (unless an exemption applies) to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of selling shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the selling shareholders' shares are and will be held, including location of the particular accounts;

•
whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•
in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

No FINRA member firm may receive compensation in excess of that allowable under NASD rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

DESCRIPTION OF SECURITIES

Authorized Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.006 per share, of which approximately 25,168,223 shares are issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding.

Common Stock

The shares of our common stock that are the subject of this prospectus had been previously registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).   Please see the description of our shares of common stock set forth in our registration statement on Form SB-2/A (Registration No. 333-131052) filed with the SEC on July 24, 2006, which description is incorporated by reference into this Prospectus.

Warrants

Presently, we have outstanding warrants to purchase a total of 421,190 shares of our common stock. The warrants have a six-year exercise period with 3.46 years remaining life and an exercise price of $3.11 per share. In addition we have outstanding warrants to purchase a total of 100,000 shares of our common stock. These warrants have a four -year exercise period beginning on October 31, 2007 and an exercise price of $16.80 per share.

LITIGATION

On July 31, 2007, Kuhns Brothers, Inc., Kuhns Brothers Securities Corp., and Kuhns Bros. & Co. (collectively, “Kuhns”), which had contracted to provide investment banking services for us, and whose principal, John Kuhns, had served as one of our directors from December 2005 until July 2007, filed a Second Amended Complaint against us in Federal District Court for the District of Connecticut (Civil Action No. 3:06CV1917). The lawsuit alleges that we wrongfully terminated and breached an investment banking contract with Kuhns, for which Kuhns is seeking approximately $3.8 million in damages.

We believe that the plaintiffs’ case is without merit and intend to vigorously defend the case. The District Court has determined that the terms of the disputed contract are ambiguous regarding our right to terminate. On April 6, 2007, Kuhns filed a motion seeking pre-judgment remedies that could require us to set aside up to $4 million pending final judgment of the case. We have vigorously opposed that motion and are awaiting the Court’s decision on the matter.

LEGAL MATTERS

Our counsel, Guzov Ofsink, LLC, located at 600 Madison Avenue, 14th Floor, New York, New York 10022, is passing upon the validity of the issuance of the common stock offered under this prospectus.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2006 and 2005 incorporated in this prospectus by reference from our Annual Report on Form 10-KSB for the year ended December 31, 2006 have been audited by Moore Stephens Wurth Frazer and Torbet, LLP and Jimmy C. H. Cheung & Co., both independent registered public accounting firms, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other documents with the SEC.  We also furnish our stockholders annual reports containing financial statements audited by our independent accountants and make available quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.  The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  We are an electronic filer, and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers such as us that file electronically with the SEC.  The address of that site is www.sec.gov .

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus and any prospectus supplement. This prospectus and any prospectus supplement, which constitutes a part of that registration statement, does not contain all the information contained in that registration statement and its exhibits and schedules. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered hereby, reference is made to that registration statement, and its exhibits and schedules. The registration statement and any of amendments to the registration statement, including exhibits and schedules filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the SEC’s Public Reference Room and the SEC website referenced above.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus and any prospectus supplement the information that we file with them. This means that we can disclose important information to you by referring you to other documents that contain such information.  The information we incorporate by reference is considered to be part of this prospectus and any prospectus supplement, and information we later file with the SEC will automatically update and supersede the information in this prospectus and any prospectus supplement.

The following documents filed by us with the SEC are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed with the SEC on April 2, 2007;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 15, 2007;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 14, 2007;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed with the SEC on November 14, 2007;

•
our Current Reports on Form 8-K filed with the SEC on May 16, 2007, June 19, 2007, August 14, 2007, September 29, 2007, October 26, 2007, October 30, 2007, October 31, 2007, November 1, 2007 and November 2, 2007;

•
the description of our common stock set forth in our registration statement on Form SB-2/A (Registration No. 333-131052) filed with the SEC on July 24, 2006, including any amendments thereto or reports filed for the purpose of updating such description; and

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referenced above.

We are also incorporating by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed, including those made between the date of filing of the initial registration statement and prior to effectiveness of the registration statement, except for information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K which is not deemed to be filed and not incorporated by reference herein.

Upon written or oral request, we will provide to each person to whom a copy of this prospectus or any prospectus supplement is delivered, including a beneficial owner, a copy of any or all of the information that has been incorporated by reference in this prospectus and any prospectus supplement, and any exhibits specifically incorporated by reference in those documents, at no cost to the requester. You may request copies by contacting us at the following address or telephone numbers: 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100. Our telephone number is (011)-86-411-8770-3333.

Any statement incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of the registration statement, this prospectus and any prospectus supplement to the extent that a statement contained in this prospectus, any prospectus supplement or in any subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the registration statement, this prospectus or any prospectus supplement.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the offering of the securities being registered. All of the amounts shown are estimates except for the SEC registration fee.

SEC Registration Fee	$2,870
Accounting Fees and Expenses	$25,000
Printing Fees and Expenses	$5,000
Transfer Agent Fees	$0
Legal Fees and Expenses	$25,000
Miscellaneous	$2,500
Total	$60,370

Item 15.  Indemnification of Directors and Officers

Nevada law allows us to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf, and under certain circumstances to advance the expenses of such litigation upon securing their promise to repay us if it is ultimately determined that indemnification will not be allowed to an individual in that litigation.

On December 25, 2005, our Board of Directors adopted, and the Fushi Group, the holder of approximately 65% of our voting stock, approved amended and restated bylaws, which require that we indemnify our directors and officers, including those our subsidiaries, against liability for actions taken in the performance of their duties on our behalf, except in those circumstances where indemnification is not allowed under Nevada law, and that we advance expenses as incurred in defending against such liability. The amended and restated bylaws became effective 20 days after we mailed our information statement relating to the bylaws to our shareholders. On February 10, 2007, we filed a definitive information statement with the SEC.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which we are required or permitted to provide indemnification.  We are also not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The underwriting agreement, if an underwriting agreement is utilized, may provide for indemnification by any underwriters of the company, our directors, our officers who sign the registration statement and our controlling persons (if any) for some liabilities, including liabilities arising under the Securities Act.

Item 16.  Exhibits

See Exhibit Index.

Item 17.  Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering price may be reflected in the form of prospectus filed with the SEC under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

Provided however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered by this registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registration hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report under Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to the provisions described in Item 14 above, or otherwise, the company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Dalian, the People’s Republic of China, on November 12, 2007.

FUSHI INTERNATIONAL, INC. (Registrant)

By:	/s/ Li Fu
Li Fu
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

By:	/s/ Li Fu	Chief Executive Officer	November 12, 2007
Li Fu

By:	/s/ Chris Wang	Chief Financial Officer,	November 12, 2007
	Chris Wang	Principal Accounting Officer

By:	/s/ Mathus Yue Yang	Director	November 12, 2007
Mathus Yue Yang

By:	/s/ Barry Raeburn	Director	November 12, 2007
Barry Raeburn

By:	/s/ Feng Bai	Director	November 12, 2007
Feng Bai

By:	/s/ Jiping Hua	Director	November 12, 2007
Jiping Hua

INDEX TO EXHIBITS

Exhibit Number	Description of Document
5.1	Opinion Guzov Ofsink LLC, regarding legality

23.1	Consent of Guzov Ofsink LLC (included in Exhibit 5.1)

23.2	Consent of Moore Stephens Wurth Frazer and Torbet, LLP

23.3	Consent of Jimmy C.H. Cheung & Co.